UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LDR Holding Corporation

(Name of Issuer)

$0.001 par value common stock

(Title of Class of Securities)

50185U105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 50185U105	Page 2 of 12 Pages

1.	Names of Reporting Persons. R Capital Technologies FCPR I.R.S. Identification Nos. of above persons (entities only). Not applicable
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,262,584 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,262,584 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,262,584 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.4% (See Item 4)
12.	Type of Reporting Person (See Instructions) FI

SCHEDULE 13G
CUSIP No. 50185U105	Page 3 of 12 Pages

1.	Names of Reporting Persons. R Capital Prive Technologies FCPR I.R.S. Identification Nos. of above persons (entities only). Not applicable
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 361,840 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 361,840 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,840 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5% (See Item 4)
12.	Type of Reporting Person (See Instructions) FI

SCHEDULE 13G
CUSIP No. 50185U105	Page 4 of 12 Pages

1.	Names of Reporting Persons. R Capital III FCPR I.R.S. Identification Nos. of above persons (entities only). Not applicable
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 247,695 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 247,695 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 247,695 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0% (See Item 4)
12.	Type of Reporting Person (See Instructions) FI

SCHEDULE 13G
CUSIP No. 50185U105	Page 5 of 12 Pages

1.	Names of Reporting Persons. Keensight Capital I.R.S. Identification Nos. of above persons (entities only). Not applicable
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,872,119 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,872,119 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,872,119 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.9% (See Item 4)
12.	Type of Reporting Person (See Instructions) FI

SCHEDULE 13G
CUSIP No. 50185U105	Page 6 of 12 Pages

1.	Names of Reporting Persons. Jean-Michel Beghin I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,872,119 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,872,119 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,872,119 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.9% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G
CUSIP No. 50185U105	Page 7 of 12 Pages

1.	Names of Reporting Persons. Jerome Pujol I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,872,119 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,872,119 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,872,119 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.9% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G
CUSIP No. 50185U105	Page 8 of 12 Pages

1.	Names of Reporting Persons. Pierre Remy I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,872,119 (See Item 4)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,872,119 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,872,119 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.9% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

LDR Holding Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

13785 Research Boulevard, Suite 200

Austin, Texas 78750

Item 2.

(a)	Name of Person(s) Filing:

This statement on Schedule 13G is filed by R Capital Technologies FCPR (“RCT”), R Capital Prive Technologies FCPR (“RCPT”), R Capital III FCPR (“RCIII”), Keensight Capital (“Keensight”), Jean-Michel Beghin (“Mr. Beghin”), Jerome Pujol (“Mr. Pujol”) and Pierre Remy (“Mr. Remy” and, collectively with RCT, RCPT, RCIII, Keensight, Mr. Beghin and Mr. Pujol, the “Reporting Persons”). Until November 2013, Keensight Capital was a majority-owned subsidiary of Paris Orleans SCA, and was known as R Capital Management. In November 2013, R Capital Management ceased to be a subsidiary of Paris Orleans SCA and changed its name to Keensight Capital.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 64 rue de Lisbonne,

75008 Paris, France.

(c)	Citizenship:

RCT	France
RCPT	France
RCIII	France
Keensight	France
Mr. Beghin	France
Mr. Pujol	France
Mr. Remy	France

(d)	Title of Class of Securities:

common stock, $0.001 par value per share (the “Common Stock”)

(e)	CUSIP Number: 50185U105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

9

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons (1)	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
RCT	2,262,584	0	2,262,584	0	2,262,584	2,262,584	9.4%
RCPT	361,840	0	361,840	0	361,840	361,840	1.5%
RCIII	247,695	0	247,695	0	247,695	247,695	1.0%
Keensight	0	0	2,872,119	0	2,872,119	2,872,119	11.9%
Mr. Beghin	0	0	2,872,119	0	2,872,119	2,872,119	11.9%
Mr. Pujol	0	0	2,872,119	0	2,872,119	2,872,119	11.9%
Mr. Remy	0	0	2,872,119	0	2,872,119	2,872,119	11.9%

(1)	Keensight is the managing company of each of RCT, RCPT and RCIII. Mr. Beghin, Mr. Pujol and Mr. Remy are the managing partners of Keensight and each is deemed to be the beneficial owner of the shares held by RCT, RCPT and RCIII.
(2)	This percentage is calculated based upon (i) 23,425,869 shares of Common Stock outstanding as of October 31, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2013, and (ii) 650,669 shares of Common Stock issued by the Issuer on December 27, 2013, as disclosed by the Issuer in its Current Report on Form 8-K, filed on December 27, 2013 with the Securities and Exchange Commission.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2014

R CAPITAL TECHNOLOGIES FCPR

By:	Keensight Capital
Its:	Managing Company

By:	/s/ Pierre Rémy
Name:	Pierre Rémy
Title:	Managing Partner

R CAPITAL PRIVÉ TECHNOLOGIES FCPR

By:	Keensight Capital
Its:	Managing Company

By:	/s/ Pierre Rémy
Name:	Pierre Rémy
Title:	Managing Partner

R CAPITAL III FCPR

By:	Keensight Capital
Its:	Managing Company

By:	/s/ Pierre Rémy
Name:	Pierre Rémy
Title:	Managing Partner

KEENSIGHT CAPITAL

By:	/s/ Pierre Rémy
Name:	Pierre Rémy
Title:	Managing Partner

/s/ Pierre Rémy
Pierre Rémy

/s/ Jérôme Pujol
Jérôme Pujol

/s/ Jean-Michel Beghin
Jean-Michel Beghin

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

Dated: February 4, 2014

R CAPITAL TECHNOLOGIES FCPR

By:	Keensight Capital
Its:	Managing Company

By:	/s/ Pierre Rémy
Name:	Pierre Rémy
Title:	Managing Partner

R CAPITAL PRIVÉ TECHNOLOGIES FCPR

By:	Keensight Capital
Its:	Managing Company

By:	/s/ Pierre Rémy
Name:	Pierre Rémy
Title:	Managing Partner

R CAPITAL III FCPR

By:	Keensight Capital
Its:	Managing Company

By:	/s/ Pierre Rémy
Name:	Pierre Rémy
Title:	Managing Partner

KEENSIGHT CAPITAL

By:	/s/ Pierre Rémy
Name:	Pierre Rémy
Title:	Managing Partner

/s/ Pierre Rémy
Pierre Rémy

/s/ Jérôme Pujol
Jérôme Pujol

/s/ Jean-Michel Beghin
Jean-Michel Beghin